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	December 18, 2020	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

ATTN:	Gary Newberry

Keven Kuhar

David Gessert

Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Panacea Acquisition Corp.

Registration Statement on Form S-4

Filed November 12, 2020

File No. 333-250036

Ladies and Gentleman:

Set forth below is the response of Panacea Acquisition Corp. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2020 (the “Comment Letter”), with respect to the Registration Statement on Form S-4, File No. 333-250036, filed with the Commission on November 12, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, for your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

December 18, 2020

Registration Statement on Form S-4 Filed November 12, 2020

Cover Page

1.

We note in the fifth paragraph of the stockholder letter you state that immediately following the closing of the PIPE investment and the merger that the total number of shares of New Nuvation Bio common stock expected to be issued in connection with the Business Combination is expected to represent approximately 68.5% of the issued and outstanding shares of New Nuvation Bio Class A common stock and New Nuvation Bio Class B common stock. We further note that you state in the first bullet on page 25 that the stockholders of Nuvation Bio will own shares of New Nuvation Bio Class A common stock and shares of New Nuvation Bio Class B common stock, representing approximately 80.0% of total shares outstanding assuming no redemptions. Please revise to clarify why these estimated total share ownership percentages for existing Nuvation Bio stockholders differ immediately following the transactions, or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the fifth paragraph of the stockholder letter of the Amendment to clarify that the 68.5% of New Nuvation Bio common stock to be issued, as described in the stockholder letter, does not include shares to be issued in connection with the PIPE and assumes no redemptions. Similarly, the Company revised its disclosure on page 25 of the Amendment to clarify that the percentage does include the shares to be issued in the PIPE, which is the cause of the difference the Staff notes in its comment above.

Summary of Proxy Statement/Prospectus

Conditions to Closing, page 16

2.	Please amend your disclosure to identify each condition that is subject to being waived. Please make conforming changes to your Conditions to Closing discussion beginning on page 246.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 16-17, 252 and 254 of the Amendment.

Information About Nuvation Bio

Nuvation Bio’s Business

Overview, page 151

3.	Regarding the table summarizing your product candidate pipeline on page 152, please:

•	Revise to include columns for Phases 2 and 3; and

Securities and Exchange Commission

December 18, 2020

•	Provide us with your materiality analysis for including DDC3 and DDC4, which have undisclosed indications, in your pipeline.

RESPONSE: In response to the Staff’s comment, the Company has updated its pipeline chart on page 152 to include columns for Phases 2 and 3 and removed the undisclosed indications noted above.

4.

Please revise to remove references to safety and efficacy throughout your filing, such as your statement on page 153 that your PARP-AR DDC is able to kill prostate cancer cells resistant to current therapies, as these determinations are the exclusive authority of the FDA or other regulators.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Amendment, including on page 153 to remove references to the safety and efficacy of its product candidates.

Strategy, page 154

5.

We note your statement in the first bullet point that you may leverage a potentially accelerated approval pathway for NUV-422, as well as your statement regarding accelerated pathways for future product candidates in the third bullet point. Please state which pathways you are referring to, and the basis for your belief that they will be available to you.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 155 of the Amendment.

6.	We note that you describe your medicinal chemistry capabilities as “world class” in the third bullet point on page 155. Please revise your disclosure to explain the basis for this statement.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 155 of the Amendment to remove references to “world class”.

Intellectual Property, page 180

7.	Please expand to disclose the material foreign jurisdictions where you have pending patent applications.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 179 of the Amendment.

8.

Please revise to describe the material terms of the collaboration agreement you reference on page 49, including the rights and obligations of each party, any payment terms including upfront, milestone and royalty payments, the royalty term, and term and termination provisions.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 181 of the Amendment.

Securities and Exchange Commission

December 18, 2020

Employees, page 196

9.

Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Regulation S-K Item 101(c)(2)(ii).

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 196 of the Amendment to include a description of human capital resources.

Nuvation Bio’s Executive Compensation

Employment Arrangements with Executive Officers, page 198

10.

We note Nuvation Bio has employment arrangements with its executive officers and that these executive officers will continue to serve as executive officers of New Nuvation Bio. Please expand your disclosure to describe the material terms of such employment agreements and file the offer letters embodying the employment arrangements with each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 198 of the Amendment to describe the offer letters of employment with each of Nuvation Bio’s named executive officers for the year ended December 31, 2019, as well as Nuvation Bio’s recently hired Chief Financial Officer. Each named executive officer will also be entitled to the benefits afforded under the Nuvation Bio Inc. Change In Control and Severance Plan (which the Company expects to file as an exhibit to a future amendment of the Registration Statement, as amended). As described in the Amendment, each named executive officer’s offer letter of employment states that each such employee is “at will” and also includes their initial title, effective date for commencement of employment, initial salary, initial annual bonus target and eligibility to participate in employee benefit programs; but such offer letters do not contain any further ongoing obligations, and as such, the Company does not consider them to be a “contract or arrangement” under Regulation S-K, Item 601(b)(10)(iii). However, the offer letter for employment of Nuvation Bio’s Chief Financial Officer includes terms and benefits in addition to those stated in the standard offer letter described above, including severance terms. As such, in addition to describing the terms of the Chief Financial Officer’s offer letter, the Company advises the Staff that it has filed the offer letter as exhibit 10.11 to the Amendment.

Item 601(b)(10)(iii)(A) states, in part, that “any management contract or any compensatory plan, contract or arrangement…in which any director or any of the named executive officers of the registrant, as defined by Item 402(a)(3) (§ 229.402(a)(3)), participates shall be deemed material and shall be filed; and any other management contract or any other compensatory plan, contract, or arrangement in which any other executive officer of the registrant participates shall be filed unless immaterial in amount or significance.

Securities and Exchange Commission

December 18, 2020

Each offer letter states that employment is “at-will,” generally provides that the employee is eligible to participate in all benefit programs currently available to all employees at the respective level and that the compensation and benefit plans stated therein may change from time to time in Nuvation Bio’s sole discretion without any advance notice. Further, the annual cash incentive bonus target will be paid only at the discretion of the Board of Directors of Nuvation Bio. These offer letters contain no further ongoing obligations, such as severance or payments in the event of a change in control of Nuvation Bio. As such, the Company does not believe that any of the offer letters with the named executive officers constitute a “contract or arrangement” in which Nuvation Bio’s named executive officers “participate” under Item 610(b)(10)(iii), and therefore the Company respectfully submits that the offer letters, other than the offer letter to Nuvation Bio’s Chief Financial Officer, are not required to be filed as exhibits to the Amendment.

Critical Accounting Policies and Significant Judgments and Estimates, page 209

11.

We note the various issuances of stock options discussed on pages F-33 and F-35. Please expand your critical accounting policy disclosures to provide high level details regarding the methodologies and approaches used to value your common stock including the nature of the material assumptions involved. Please discuss the results of any third party valuations and whether these corroborated internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

RESPONSE: In response to the Staff’s comment, the Company has revised its critical accounting policy disclosure beginning on page 211 of the Amendment.

Background of the Business Combination, page 221

12.

We note your disclosure that you engaged in due diligence with six potential targets other than Nuvation Bio. Please expand the discussion to describe how the consideration of these target businesses progressed and disclose the reasons why these alternative targets were not ultimately pursued.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 224-225 of the Amendment.

Recommendation of the Panacea Board of Directors and Reasons for the Business Combination, page 229

13.

We note your disclosure on page 230 that Panacea’s management team conducted a valuation analysis that the board reviewed in determining whether to recommend the merger. Please expand your disclosure to describe the analyses performed, including comparables selected for evaluation, the Nuvation valuation reviewed as part of the review, as well as the assumptions underlying such analyses and the resulting valuation or valuation range resulting from the analyses.

Securities and Exchange Commission

December 18, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 236-238 of the Amendment.

14.

Please also address, in your discussion of the financial analyses here or elsewhere as appropriate, how the board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time the parties executed the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 238 of the Amendment.

Notes to Consolidated Financial Statements

Note 10 - Common Stock

Issuance of Shares for Acquired In-Process Research & Development, page F-15

15.

The disclosure here appears to describe the intellectual property rights with respect to specified drug development programs acquired from GiraFpharma LLC under the Asset Acquisition Agreement discussed on page 266. Please address the following:

•

tell us how you have accounted for the patent applications and various other intellectual property rights and assets acquired from Dr. Hung as described in the “Common Stock Purchase Agreement” discussed on page 267 and clarify the consideration provided.

•	describe the relationship between Girapharma LLC and Dr. Hung prior to the transaction.

•	tell us why you do not disclose GiraFpharma LLC as a related party, as defined in the FASB Master Glossary.

•	revise the financial statements to more clearly label related party transactions as contemplated in ASC 850-10-50 and the example in Rule 4-08(k) of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that it does not deem the relationship between Nuvation Bio and GiraFpharma LLC (“GirarFpharma”) to be a related party pursuant to the related party guidance under ASC 850-10-50. In February 2019, Nuvation Bio entered into a Common Stock Purchase Agreement with Dr. Hung. Pursuant to the Common Stock Purchase Agreement, the Company agreed to issue 171,130,898 shares of the Company’s common stock to Dr. Hung and Dr. Hung agreed to pay the Company $5.0 million for those shares of common stock. Dr. Hung also agreed to assign certain patent applications and the associated rights to the Company. The Company accounted for this transaction as capital raised by issuing equity instruments in exchange for cash. The nature of the intellectual property assigned by Dr. Hung was at such an early stage of development, the future

Securities and Exchange Commission

December 18, 2020

benefits were viewed as highly uncertain with an associated minimal value. Accordingly, the Company viewed Dr. Hung’s assignment of the patent applications and associated intellectual property rights as customary practice between a company and a founder bringing such rights for the company to use.

Dr. Hung has had no stake in GiraFpharma. In 2018, Dr. Hung formed RePharmation Ltd., a Bermuda entity (“RePharmation”), as the sole owner. Dr. Hung also formed RePharmation, Inc. in 2018, which was renamed Nuvation Bio in 2019, and subsequently, RePharmation became a subsidiary of Nuvation Bio.

In April 2018, RePharmation and GiraFpharma entered into a Master Service Agreement under which GiraFpharma provided discovery and development services set forth in the applicable Statements of Work for an arms’ length fee. Neither Dr. Hung, RePharmation or Nuvation Bio have any direct or indirect ownership interest in GiraFpharma. Additionally, we have reviewed the guidance on related party disclosures under ASC 850-10-50, which states that related parties include:

a. Affiliates of the entity;

b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity;

c. Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management;

d. Principal owners of the entity and members of their immediate families;

e. Management of the entity and members of their immediate families;

f. Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and

g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Securities and Exchange Commission

December 18, 2020

Based on our assessment and review of the aforementioned guidance, we concluded that GiraFpharma does not meet any of the conditions in related party guidance. GiraFpharma’s stake in Nuvation Bio would not rise to a level of significance. Also, GiraFpharma has no influence on Nuvation Bio’s business or operations. As such, the Company does not deem GiraFpharma to be a related party under its arrangement with RePharmation, and no related party disclosure is required in the financial statements.

*    *    *

Securities and Exchange Commission

December 18, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions regarding this filing, please contact Michael Mies at (650) 470-3130.

Very truly yours,

/s/ Michael Mies
Michael Mies
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Panacea Acquisition Corp.

Oleg Nodelman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Cooley LLP

Kenneth L. Guernsey

John T. McKenna

Rama Padmanabhan

Pia Kaur